38C Grove Street, Suite 100

Ridgefield, Connecticut 06877

(203) 244-6550

Via EDGAR

December 10, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Northern Tier Energy LP

Registration Statement on Form S-1

Filed November 23, 2012

File No. 333-185124

Ladies and Gentlemen:

Set forth below are the responses of Northern Tier Energy LP (the “Company”, “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 7, 2012, with respect to the Registration Statement on Form S-1, File No. 333-185124, (the “Registration Statement”) filed with the Commission on November 23, 2012.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Form S-1 (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the filing of the Registration Statement.

Each response set forth below is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All capitalized terms not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Registration Statement on Form S-1

General

1.	Please provide disclosure other than the information that Rule 430A permits you to omit in your next amended registration statement, including any lead managing underwriters. You may use brackets to identify information that is subject to change prior to effectiveness.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure accordingly. Please see the cover page and pages 199 through 204 of Amendment No 1.

2.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

RESPONSE:

We acknowledge the Staff’s comment and undertake to provide the requested statement and a copy of the FINRA no-objections letter to the Staff as soon as such information becomes available.

Selling Unitholder, page 163

3.	Please provide us with a legal analysis as to whether the offering is a secondary offering or is a primary offering indirectly on behalf of the company. In your analysis, please consider the guidance set forth in paragraph 612.09 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations.

RESPONSE:

For the reasons set forth below, the Company believes that the offering of common units for sale by Northern Tier Holdings LLC (“Holdings”) pursuant to the Registration Statement constitutes a valid secondary offering and the common units are being offered on behalf of such selling unitholder. The owners of the selling unitholder invested in the business of the Company in connection with the 2010 acquisition of certain assets and lines of business (the “Marathon Acquisition”) from Marathon Petroleum Company LP (“Marathon”), as discussed on page 64 of the Registration Statement. They have held their investment since the time of the Marathon Acquisition for investment purposes and not with a view toward distribution.

Structure of the Company; History of the Investment

Holdings, the selling unitholder, was formed in 2010 by investment limited partnerships affiliated with ACON Refining Partners, L.L.C. (“ACON”), TPG Refining, L.P. (“TPG”) and entities owned by members of the Company’s management team as an investment vehicle to consummate the Marathon Acquisition. TPG and ACON are private investment firms with extensive global experience with investments in the energy sector.

Northern Tier Energy LLC (“Northern Tier Energy”) was formed as a wholly-owned subsidiary of Holdings in June 2010 and entered into certain agreements with Marathon to complete the Marathon Acquisition. Northern Tier Energy remained a wholly-owned subsidiary of Holdings until the time of the Company’s initial public offering discussed below.

The Company was formed as a Delaware corporation in October 2011 as a wholly-owned subsidiary of Northern Tier Investors, LLC, a Delaware limited liability company (“NTI LLC”) and the holder of all of the equity interests of Holdings. In anticipation of the Company’s initial public offering (“IPO”) in July 2011, the Company was converted to a Delaware limited partnership and NTI LLC contributed all of its interests in the Company to Holdings in exchange for an additional membership interest in Holdings. In connection with the IPO, Holdings contributed all of the ownership interests in Northern Tier Energy to the Company in exchange for 57,282,000 common units and 18,383,000 PIK units of the Company. The PIK units converted to common units effective November 9, 2012. The Company conducts all of its operations, and owns all of its assets, through Northern Tier Energy and had no assets or operations prior to the closing of the IPO.

In order to effectuate the IPO of the Company, certain aspects of Northern Tier Energy’s business were restructured by forming a variety of new holding companies. This restructuring was undertaken to efficiently consummate the IPO and did not involve the investment of additional capital in the business by the owners of Holdings. Thus, in substance, Holdings’ investment in the business of Northern Tier Energy remains unchanged as a result of the Company’s IPO. The interests in Northern Tier Energy acquired by Holdings in connection with the Marathon Acquisition and related transactions, and the interests in the Company issued to Holdings in exchange therefor in connection with the IPO, were each issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933 (the “Securities Act”). The owners of Holdings acquired the predecessor business and the interests in the Company for investment purposes and not for the purpose of effecting any distribution in violation of the Securities Act.

Analysis

Compliance and Disclosure Interpretation 612.09 (the “C&DI”) reads, in part, “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.”

The C&DI lays out six factors for consideration:

1.	how long the selling shareholders have held the shares

2.	the circumstances under which they received them,

3.	their relationship to the issuer,

4.	the amount of shares involved,

5.	whether the sellers are in the business of underwriting securities, and

6.	finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

In our view, based on a proper consideration of these factors, the offering of common units contemplated by the Registration Statement is a valid secondary offering. Moreover, we believe a proper consideration of these factors should focus on the investment by the owners of Holdings in the business acquired by the Company in connection with the IPO, and not just Holdings and its acquisition of common units in the Company in the recapitalization that occurred in connection with the IPO. The factors are addressed in turn below.

How long Holdings has held the units and the circumstances under which they received them

The original investment by the owners of Holdings into Northern Tier Energy’s business occurred in December 2010 (notwithstanding the fact that the units being registered were acquired in a pre-IPO recapitalization in July 2012). The acquisition of the business of Northern Tier Energy by the owners of Holdings was undertaken for investment purposes, and Holdings has borne the risk of ownership for a substantial period of time.

Holdings’ relationship to the Company

Immediately before the proposed secondary offering, Holdings will own approximately 79.7 percent of the Company’s units and 100 percent of the membership interests of the Company’s general partner. However, notwithstanding that Holdings is the parent of the Company, we believe the proposed offering is a genuine secondary offering given the circumstances surrounding transaction in which the owners of Holdings acquired their interest in the business of Northern Tier Energy and the fact that Holdings is not acting as a conduit for the Company. Moreover, unlike a subsidiary that receives funding from its parent, the Company does not expect to receive funding from Holdings at any time in the future. The Company has no commitment, agreement, arrangement or understanding with Holdings regarding a distribution of the units included in the Registration Statement, and Holdings will not collect a fee, commission or other payment from the Company in exchange for selling the units.

The amount of units involved

Holdings has not yet determined the number of units it intends to offer for sale pursuant to the Registration Statement; however, based on the proposed maximum aggregate offering price of $250 million and the December 7, 2012 closing price for the units of $23.80 per unit, the approximately 10,504,201 common units that may be offered by Holdings in the proposed secondary offering represents approximately 11.4 percent of the total common units of the Company currently outstanding and approximately 14.3 percent of the common units currently owned by Holdings. It is important to remember that the number of units involved in the proposed offering is only one factor cited in the C&DI to be considered. The Company notes that the Staff has previously taken the position that even a single affiliate holding as much as 73 percent of the equity of an issuer may undertake a valid secondary offering if circumstances do not otherwise indicate that the affiliate is acting as an underwriter. See C&DI 612.12.In order for the Staff to determine that the offering is really being made on behalf of Company, by definition the Staff must conclude that Holdings is seeking to effect a distribution of the shares on behalf of the Company. If the Staff’s concern is that a distribution on behalf of the Company is taking place in the current case, the number of shares being registered should be one of the less important factors in the Staff’s analysis. An illegal distribution of shares can take place regardless of the number of shares involved in a proposed secondary offering.

Whether Holdings or any of its owners are in the business of underwriting securities

Neither Holdings nor any of its owners are in the business of underwriting securities. As stated above, as private equity investment funds, TPG and ACON are in the business of investing in, holding and then selling positions in portfolio companies. The owners of Holdings invested in the businesses now owned by the Company in 2010 for investment purposes and not with an intention to distribute in violation of the Securities Act. Holdings is a special purpose entity which has no business operations other than holding its interest in the Company.

Moreover, Holdings has held risk of loss with respect to its investment in the business of Northern Tier Energy for more than two years, and even after the proposed secondary offering is closed, it will continue to bear risk of ownership with respect to a substantial portion its investment. The Company will receive no proceeds from the offering of securities by Holdings.

Whether Holdings is acting as a conduit for the Company

In light of the above discussion and facts, the Company respectfully submits that the offering of units by the selling unitholder constitutes a valid secondary offering on behalf of Holdings. Holdings made a decision to invest in the business and has held its investment for more than two years. Holdings is in no sense an alter ego of the Company or acting as a conduit for the Company. This registration has none of the indicia of abuse which the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. The Company will receive no financial benefits from the offering.

Exhibits, page II-2

4.	We note that several exhibits required by Item 601 of Regulation S-K will be filed by amendment, including your legal opinion. The staff reserves the right to review and comment upon all exhibits. To expedite the processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits.

RESPONSE:

We acknowledge the Staff’s comment and have included additional exhibits with the filing of Amendment No. 1. Please see the Form of Opinion of Vinson & Elkins L.L.P. as to the legality of securities being registered, and the Form of Opinion of Vinson & Elkins L.L.P. relating to tax matters filed as Exhibit 5.1, and Exhibit 8.1, respectively, to the Registration Statement. The Company undertakes to provide any remaining exhibits required as soon as such exhibits are available.

5.	Item 601(b)(101)(i) of Regulation S-K requires that you include an interactive data file as an exhibit if a registration statement contains a price or price range. In the case of shelf offerings, at-the-market offerings, and secondary offerings, a registration statement is considered to include a price or a price range for purposes of Item 601(b)(101)(i) when filed. Even if a price is not included at effectiveness, eventual disclosure regarding price satisfies the requirement in Item 501(b)(3) and therefore Item 601(b)(101)(i) applies. Please include an Exhibit 101 in your next amendment.

RESPONSE:

We acknowledge the Staff’s comment and we undertake to include Exhibit 101 with the filing of the next amendment to the Registration Statement.

6.	We note your reference to a pending confidential treatment request with respect to Exhibit 10.11. Confidential treatment was granted on May 14, 2012 in connection with the Company’s Registration Statement on Form S-4. Please revise your disclosure to reflect that confidential treatment has been granted.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure accordingly. Please see pages II-2 and II-4 of Amendment No 1.

*    *    *    *    *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, to Douglas McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

NORTHERN TIER ENERGY LP

By:	NORTHERN TIER ENERGY GP LLC,
its general partner

By:	/s/ Peter T. Gelfman
Name:	Peter T. Gelfman
Title:	Vice President, General Counsel and Secretary

cc:	Douglas McWilliams, Vinson & Elkins L.L.P.

M. Breen Haire, Baker Botts L.L.P.